June 1, 2026

David Dodd
President & Chief Executive Officer
GeoVax Labs, Inc.
1955 Lake Park Drive, Suite 300
Smyrna, GA 30080

        Re: GeoVax Labs, Inc.
            Registration Statement on Form S-1
            Filed May 26, 2026
            File No. 333-296214
Dear David Dodd:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    F. Reid Avett, Esq.